BRF S.A.

Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MATERIAL FACT

BRF S.A. ("BRF" or "Company") (B3: BRFS3; NYSE: BRFS) hereby informs to its shareholders and the market in general that the Company's Board of Directors, on this date, approved the creation of a new program for the acquisition of shares issued by the Company ("Share Buyback Program") under the following conditions:

•	The objective of the Company with the Share Buyback Program: the shares acquired will be used to fulfill and implement the obligations and commitments undertaken by the Company under the Stock Option Plan, approved by the Company’s Ordinary and Extraordinary Shareholders’ Meeting dated as of April 8, 2015 (“Stock Option Plan”) and under the Restricted Stock Option Plan, approved by the Company’s Ordinary and Extraordinary Shareholders’ Meeting dated as of April 8, 2015 and amended in subsequent General Meetings ("Restricted Stock Option Plan");

•	Maximum amount of shares to be purchased: up to 14 million common shares;

•	Amount of free float shares, in accordance with the definition provided under Article 1, sole paragraph, item I, of CVM Resolution No. 77/2022: 856.012.703 common shares (based on the shareholding position as of November 30, 2023);

•	Amount of shares held in treasury on the date hereof: 3.817.179 common shares (based on the shareholding position as of November 30, 2023);

•	The Company, represented by the Board of Directors, understands that the acquisition of its own shares, to fulfill the purpose of this Material Fact, will not impact its shareholding composition, nor its financial health;

•	Term for the acquisition of the Company’s shares under the Share Buyback Program: 18 months, starting on December 8, 2023 and ending on June 7, 2025, and the management shall be responsible for defining the dates on which the repurchases will be effectively executed;

•	The financial institutions that will act as intermediary are: XP INVESTIMENTOS CCTVM S/A., CNPJ: 02.332.886/0001-04, Av. Chedid Jafet, 75 – 30th floor, South Tower, São Paulo, SP, Zip Code: 04551-065, BRADESCO S.A CORRETORA DE TITULOS E VALORES MOBILIARIOS., CNPJ: 61.855.045/0001-32, Av. Presidente Juscelino Kubitscheck, 1309 – 11th floor, São Paulo, SP, Zip Code: 04543-011 or ITAÚ CORRETORA DE VALORES S.A., CNPJ 61.194.353/0001-64, Avenida Brigadeiro Faria Lima, 3500 – 3th floor, São Paulo – SP, Zip Code: 04538-132;

•	The acquisition of shares under the Share Buyback Program will be supported by the Company's capital reserve, as shown in the Company’s financial statements relating to the quarter ending on September 30, 2023, corresponding to R$ 7.138.475.206,00.

São Paulo, December 7, 2023.

Fábio Luis Mendes Mariano

Chief Financial and Investor Relations Officer